Exhibit 99.1

Additional Q&A provided in response to individual inquiries

Q: Have you conducted or do you intend to conduct any employee or customer surveys/market research to understand the implications of this deal with a highly controversial company on:

• non-crop science employee retention and satisfaction?

• non-crop science customer satisfaction and retention?

• overall impact to Bayer Brand value in non-crop science?

A: It is our strong belief that our heritage of sustainability, transparency and corporate citizenship would make us an excellent owner for Monsanto’s business and would be an important prerequisite to bring both successful businesses forward. To explain this belief to our employees and external stakeholder groups we are in ongoing, transparent and open-minded dialogue with them. Within all these efforts we underline that Bayer will continue to develop all of its businesses in Crop Science Pharmaceuticals, Consumer Health and Animal Health. Beside these activities we also conduct our regular surveys among employees and customers as well as studies on the Bayer brand and reputation. This will continue in the future.

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.